Exhibit 99.1

News Release

TELUS Corporation
NOTICE OF CASH DIVIDEND

NOTICE IS HEREBY GIVEN that the Board of Directors has declared a quarterly dividend of forty-seven and one half cents ($0.475) Canadian per share on the issued and outstanding Common shares and forty-seven and one half cents ($0.475) Canadian per share on the issued and outstanding Non-Voting shares of the Company payable on July 2, 2009 to holders of record at the close of business on June 10, 2009.

By order of the Board

Audrey Ho

Senior Vice President

Chief General Counsel and Corporate Secretary

Vancouver, British Columbia

May 7, 2009

Contact: Investor Relations, (604) 643-4113, ir@telus.com